UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Ecology Coatings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

2788802088

(CUSIP Number)

Daniel Iannotti,  Ecololgy Coatings, Inc.  24663 Mound Road  Warren,  MI  48091  Phone : 586-486-5308

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Fairmount Five, LLC 90-0662543

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
27,650,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
27,650,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,629 Convertible Preferred Shares, Series C, convertible into 27,150,000 common shares 500,000 common shares (from conversion of 30 Convertible Preferred Shares, Series C)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72%

14	TYPE OF REPORTING PERSON
CO

There are currently 11,158,506 common shares outstanding with Fairmount Five's conversion of 30 Convertible Preferred Shares into 500,000 common shares and Fairmount Five owns approximately 4% of the such outstanding shares. If Fairmount Five were to convert all of its Convertible Preferred Shares into common shares, there would be 38,308,506 shares outstanding and Fairmount Five would own 72% of such outstanding shares.

Item 1.	Security and Issuer

Common Stock Ecology Coatings, Inc.

Item 2.	Identity and Background

(a)	Fairmount Five, LLC

(b)	24663 Mound Road Warren, MI 48091

(c)	Investment Company

(d)	None

(e)	None

(f)	USA

Item 3.	Source and Amount of Funds or Other Consideration

Working Capital

Item 4.	Purpose of Transaction

Converting preferred shares into common shares

(a)	None

(b)	None

(c)	None

(d)	None

(e)	None

(f)	None

(g)	None

(h)	None

(i)	None

(j)	None

Item 5.	Interest in Securities of the Issuer

(a)	1,629 Convertible Preferred Shares, Series C convertible into 27,150,000 common shares 500,000 common shares

(b)	Fairmount Five, LLC holds the sole power to vote or direct the vote of all shares

(c)	None

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit
9/14/2011	500,000 common shares converted from 30 Convertible Preferred Shares, Series C	$1,000 per share (Convertible Preferred Shares, Series C)

(d)	N/A

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7.	Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Fairmount Five, LLC

September 21, 2011	By:	/s/ James Juliano
Managing Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)